Exhibit 99.1

Trina Solar Statement on the International Trade Commission’s Determination of Antidumping and Countervailing Duties in the United States

SAN JOSE, Calif. and Changzhou, China, November 7, 2012 /PRNewswire/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”) offers the following statement regarding the final determination of antidumping and countervailing duties (AD/CVD) announced today by the U.S. International Trade Commission (the “ITC”) in the AD/CVD investigations of imports of crystalline silicon photovoltaic cells into the United States from China.

The ITC announced today its determination that these imports caused “injury” to the U.S. domestic industry. The ITC today also made negative findings with regard to critical circumstances in this investigation. This means that there will be no retroactive duties imposed on Trina Solar.  As a result of the ITC’s affirmative determination, the DOC will issue antidumping and countervailing duty orders on imports of these products, applying the AD/CVD rates applicable to Trina Solar’s imports into the United States announced by the DOC on October 10, 2012.

Trina Solar is currently evaluating whether it is necessary and prudent to appeal these final determinations issued by the ITC.

“We are disappointed by the Commission’s vote to impose protectionist trade measures, which we believe may slow solar-related investments in the United States and delay affordable market access to our most efficient cell technology-based products,” said Jifan Gao, Chairman and Chief Executive Officer of Trina Solar. “As announced previously, we are prepared for this outcome and will continue to abide by our contractual commitments. This will not affect the offering of product lines that are not subject to these duties.”

“We are most thankful for the support and loyalty of our U.S. customers and project and business partners over the past year,” said Mark Mendenhall, President of Trina Solar Americas. “We remain committed to expanding our opportunities in the United States and throughout the Americas by offering our customers products, solutions and services to help them achieve their goals.”

To effectively serve its expanding business within and outside the United States, the Company will continue to use the headquarters of its Americas operations located in Silicon Valley to evaluate commercial partnership opportunities in order to accelerate the delivery of innovative, technology-driven products and solutions and to lower the cost of clean, solar-produced power.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + 86.519-8548-2009 (Changzhou) Thomas Young, Vice President, Investor Relations Phone: + 86.138.6118.3779 (Changzhou) Email: ir@trinasolar.com	Brunswick Group Michael Fuchs Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com